April 13, 2016

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson Special Counsel
Office of Transportation and Leisure

Re:	Unleashed Inc.
Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-209429

Dear Ms. Nicholson:

Unleashed Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday, April 15, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unleashed Inc.

/s/ Anthony Ridding
By:	Anthony Ridding
Chief Executive Officer

Rastislavova 12, 949 01 Nitra, Slovakia

Tel: +42 123 6760, Web: www.unleashedhardware.com